Exhibit 12.1

LAZARD GROUP LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)(b)

The following table sets forth the ratio of earnings to fixed charges and the pro forma ratio of earnings to fixed charges for Lazard Group LLC and its subsidiaries on a consolidated basis.

	Three Month Period Ended March 31,	Year Ended December 31,					Pro Forma
							Three Month Period Ended March 31,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002	2007	2006
	(dollars in thousand)
Operating income from continuing operations	$78,268	$333,676	$345,676	$367,824	$438,736	$357,861	$69,421	$296,816
Add—Fixed charges	35,319	119,698	94,659	55,327	47,664	40,039	44,166	156,558

Operating income from continuing operations before fixed charges	$113,587	$453,374	$440,335	$423,151	$486,400	$397,900	$113,587	$453,374

Fixed Charges:
Interest	$31,245	$104,348	$78,375	$39,551	$34,967	$29,966	$40,092	$141,208
Other (c)	4,074	15,350	16,284	15,776	12,697	10,073	4,074	15,350

Total fixed charges	$35,319	$119,698	$94,659	$55,327	$47,664	$40,039	$44,166	$156,558

Ratio of earnings to fixed charges	3.22	3.79	4.65	7.65	10.20	9.94	2.57	2.90

(a)	Data presented relates to the Lazard Group LLC’s continuing operations.

(b)	For purposes of computing the ratio of earnings to fixed charges:

•

earnings for the three month period ended March 31, 2007 and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 represent income from continuing operations before income taxes and minority interest in net income, and, for periods prior to May 10, 2005, the date of Lazard Ltd’s equity public offering, before distributions for services rendered by managing directors and employee members of LAM, and before fixed charges,

•	fixed charges represent the interest expense from continuing operations and the portion of rental expense from continuing operations which represents an appropriate interest factor.

The pro forma ratio of earnings to fixed charges gives effect to the net incremental interest expense related to the June, 2007 issuance of $600 million aggregate principal amount of senior notes due 2017 and the repayment of Lazard Group LLC’s $96 million senior promissory note and $50 million subordinated promissory note.

(c)	Other fixed charges consists of the interest factor in rentals.